1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 478-1817 www.harriscramer.com

February 2, 2006

VIA EDGAR AND

FACSIMILE [202-772-9209]

Ms. Cicely D. Luckey

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Activeworlds Corp.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005

File No.:  001-15819

Dear Ms. Luckey:

In accordance with the Staff’s comment letter of December 20, 2005 advising our client, Activeworlds Corp., to exclude the discounts utilized, our client has restated its financial statements excluding the discounts.  Yesterday, it filed an amendment on Form 10-KSB/A No. 2 and as of today, it filed Form 10-QSB/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Sincerely yours,

/s/ MICHAEL D. HARRIS

Michael D. Harris

MDH/cdv

cc:

Mr. Sean Deson

(Via Email)